Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:
Sizzle Acquisition Corp. II

Trasteel Holding S.A. Appoints Alessandro Colombi as Head of Investor Relations

Newly created role establishes a dedicated investor relations function ahead of the contemplated Nasdaq listing of the Group through Trasteel’s business combination with Sizzle Acquisition Corp. II

Lugano, Switzerland & Bertrange, Luxembourg, August 24, 2026 - Trasteel Holding S.A. (“Trasteel” or the “Company”), a global steel trading and industrial group (the “Group”) headquartered in Lugano (Switzerland) and Luxembourg, today announced the appointment of Alessandro Colombi as Head of Investor Relations effective August 3, 2026. Mr. Colombi will report to Trasteel’s Chief Executive Officer Gianfranco Imperato.

Mr. Colombi will build and lead Trasteel’s investor relations function, which is being established for the first time. Upon closing of the Company’s previously announced business combination with Sizzle Acquisition Corp. II (Nasdaq: SZZL) (“Sizzle II”), he is expected to serve as Head of Investor Relations of the combined company. The proposed business combination, announced on April 13, 2026 (press release), is expected to close by the end of 2026, subject to shareholder approvals and other customary closing conditions. The combined company is expected to list on the Nasdaq Stock Market under the symbol “TSTL”.

Mr. Colombi brings more than two decades of executive leadership across the industrial, commodities, and media sector, including a prior senior leadership role within Trasteel.

Management Commentary

“Alessandro knows this business from the inside, and brings direct familiarity with Trasteel, combined with two decades of extensive leadership experience across industrial and media organizations to a role we are creating for the first time”, said Gianfranco Imperato, CEO of Trasteel. “As we prepare to operate as a public company, we need someone who can clearly articulate Trasteel’s business and financial fundamentals while building lasting relationships with the Company’s investors.”

“I am delighted to rejoin Trasteel, a Group that I have closely followed since incorporation”, said Mr. Colombi. “My focus will be on giving investors a clear and consistent view of how Trasteel creates value, and on building the relationships that will support the Company over the long term.”

Alessandro Colombi

Alessandro Colombi most recently served as Chief Executive Officer and Managing Director of Corriere del Ticino Group, a leading media group in Canton Ticino (Switzerland), from 2018 to July 2026, where he was responsible for all of the Group’s media companies and its advertising agency, reporting directly to the Group’s Board of Directors. During his tenure, he led a structural cost optimization program that delivered important cost savings, returning the Group to profitability while preserving its editorial quality and operational scope. He previously served as the Group’s Chief Operating Officer from 2015 to 2018, leading its digital transformation.

Earlier in his career, Mr. Colombi served as Chief Investment Officer of Trasteel International SA in Lugano from 2009 to 2011, where he was responsible for the assessment, evaluation and implementation of greenfield projects and equity participations, mergers and acquisitions, and communication to shareholders, while participating in the executive committee. Prior to that, he spent several years at Duferco Group in business development and executive shareholder advisory roles, working on transactions ranging from $30 million to $800 million. Earlier in his career, he served as Commissioning Manager at Alstom Power, overseeing the commissioning and handover of auxiliary facilities for a 2,000 MW power plant in Saudi Arabia. Mr. Colombi holds a degree in Aerospace Engineering from the Politecnico di Milano, a Master of Business Administration from the University of Bologna and completed the Executive Development Program at the Wharton School of the University of Pennsylvania, with a focus on corporate finance and valuation methods.

About Trasteel

Trasteel is a global steel trading and industrial group founded in 2009, operating across more than 60 countries with over 1,400 employees. The company combines trading operations and industrial transformation activities and serves over 4,000 customers worldwide.

About Sizzle Acquisition Corp. II

Sizzle II is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Sizzle II is led by Chairman and CEO Steve Salis and Vice Chairman Jamie Karson. In addition, Sizzle II’s management team includes Daniel Lee, its CFO. Its board of directors is comprised of: Steve Salis, Jamie Karson, Neil Leibman, David Perlin and Warren Thompson. Its board of advisors is comprised of: Rick Camac, Michael Kuchta, Ryan Croft, Craig Curley and Tony Sage.

For more information, please see: https://sizzlespac.com

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) pursuant to the business combination agreement, dated April 13, 2026, by and among Sizzle II, Trasteel, a holding company formed by the Trasteel group (“Pubco”), and the other parties thereto (the “Business Combination Agreement”). Subject to its terms and conditions, the Business Combination Agreement provides that at its closing each of Sizzle II and Trasteel will become wholly owned subsidiaries of Pubco.

In connection with the Proposed Business Combination, Pubco intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which will include a proxy statement to be sent to Sizzle II shareholders and a prospectus for the registration of Pubco securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). If and when the Registration Statement is declared effective by the SEC, its definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle II as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle II and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle II, Trasteel, Pubco and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle II Acquisition Corp. II, 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle II, Trasteel, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle II’s shareholders in connection with the Proposed Business Combination. Sizzle II’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle II in Sizzle II’s Annual Report on Form 10-K, as amended, filed with the SEC on March 12, 2026 (the “Sizzle II Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle II’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Pubco intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain copies of these documents, once available, at the SEC’s website at www.sec.gov or by directing a request to the address provided above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle II’s, Trasteel’s and/or Pubco’s actual results may differ from each of their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters are used in this press release, such terms, among others, are used in the context of making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by any deadline included in Sizzle II’s organizational documents and the potential failure to obtain an extension of any business combination deadline; the outcome of any government or regulatory action on inquiry, or legal proceedings, that may be commenced in respect to Sizzle II, Trasteel, Pubco or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle II; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement relating to the Proposed Business Combination; the ability to list on Nasdaq or other stock exchange or to meet Nasdaq or other stock exchange listing standards or requirements following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on Trasteel’s or Sizzle II’s business relationships, operating results, or other current plans and operations of Trasteel or Sizzle II; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of Pubco to grow and manage growth profitably; the possibility that Trasteel, Pubco and Sizzle II may be adversely affected by other economic, business, and/or competitive factors; Trasteel’s, Pubco’s and Sizzle II’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth of Pubco or any of its subsidiaries, or Sizzle II or Trasteel, including the timing of the completion of the Proposed Business Combination; Trasteel’s, Sizzle II’s and/or Pubco’s ability to execute on their business plans and strategy; the expected use of proceeds from the Proposed Business Combination; and those factors discussed in the Sizzle II Form 10-K under the heading “Risk Factors,” and other documents Sizzle II has filed, or that Sizzle II or Pubco will file, with the SEC, or others will file in connection with the Proposed Business Combination, including the Registration Statement.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above, and other documents filed by Sizzle II and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that none of Sizzle II, Trasteel or Pubco presently know, or that Sizzle II, Trasteel or Pubco currently believe are immaterial, or other risk, which in each case could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle II, Trasteel nor Pubco undertakes any obligation to publicly revise any forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Media Contacts

Trasteel Holding S.A.

Investor Relations

Alessandro Colombi – Head of IR

e-mail: ir@trasteel.com

Media Relations

Alessandro Colombi – Head of IR

e-mail: press@trasteel.com

Investor Relations Advisor

Alpha IR Group

Michael Cummings – President

e-mail: tstl@alpha-ir.com

Media Relations Advisor

Alpha IR Group

James McCusker – Senior Managing Director

e-mail: tstl@alpha-ir.com